Exhibit (a)(3)

July 2, 2012

Dear Eligible Employee,

Enclosed please find the following documents related to the voluntary, one-time Stock Option Exchange Offer (the “Offer”) recently approved by the Company’s stockholders:

•	The Offer to Exchange Certain Outstanding Stock Options for Stock Options , as filed with the U.S. Securities and Exchange Commission on July 2, 2012 (the “Exchange Offer”);

•

A customized Individual Exchange Schedule, which lists details regarding your eligible options, number of new options to be granted in exchange for your surrendered options, and the vesting dates of the new options; and

•	An Election Form, which includes an Agreement to Terms of Election.

Our goal with the Exchange Offer is to provide a way for employees to realize value from stock option grants that have an exercise price that is currently higher than the Company’s current stock price.

This Exchange Offer, which is being offered on a one-time basis and is open only for a limited time, allows eligible employees to exchange certain stock option grants for stock options with a lower exercise price. To participate in the Exchange Offer, you must follow the directions on the enclosed Election Form.

Important information regarding the Offer is included in the Exchange Offer. You are urged to read the Exchange Offer carefully before making any decision as to whether to participate in the Exchange Offer.

If you choose to participate, you must make your election by 6:00 p.m. EDT on July 2, 2012.

Please carefully evaluate our Exchange Offer and whether it’s right for you.

Sincerely,

/s/ Jeffrey R. Binder
Jeffrey R. Binder
Chief Executive Officer